SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.) (1)


                          China Cablecom Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Ordinary Shares, $.0005 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G21176105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                            United States of America
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 9, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    G21176105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,787,003


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,787,003


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,787,003

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.15%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.    G21176105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,787,003

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,787,003

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,787,003

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.15%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No.    G21176105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     756,107


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     756,107

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     756,107

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.17%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.    G21176105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     973,575


9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     973,575


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     973,575

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.63%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.   G21176105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         The name of the issuer is China Cablecom Holdings, Ltd., a company formed under the laws of the British Virgin Islands (the "Issuer"). The address of the Issuer's principal executive offices is 1 Grand Gateway, 1 Hongqian Road,
 Shanghai, 200030,People's Republic of China. This Schedule 13D relates to the Issuer's Ordinary Shares (each a "Share" and collectively, the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed to report that both Jeffrey L. Feinberg, a United States citizen, and JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"), beneficially own 20.15% of the Shares. Of this beneficial ownership, JLF Partners I, L.P., a Delaware limited partnership ("JLF1"), beneficially owns 9.17%, and JLF Offshore Fund, Ltd., a Cayman Islands company ("JLFOS", and together with Jeffrey L. Feinberg, JLFAM and JLF1, the "Reporting Persons"), beneficially owns 11.63%. In addition, JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), which is a private investment vehicle over which Jeffrey L. Feinberg has investment discretion by virtue of his position in the management company of such entity, beneficially owns 0.73% of the Shares.

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF2 and JLFOS (collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Feinberg and JLFAM each may be deemed to beneficially own 1,787,003 Shares, consisting of 756,107 Shares held by JLF1, 57,321 Shares held by JLF2, and 973,575 Shares held by JLFOS.

     As of the date hereof, JLF1 may be deemed to beneficially own 756,107
Shares.

     As of the date hereof, JLF2 may be deemed to beneficially own 57,321
Shares.


     As of the date hereof, JLFOS may be deemed to beneficially own 973,575 Shares.

     Pursuant to a April 9, 2008 merger (the "Merger") between the Issuer and Jaguar Acquisition Corporation ("Jaguar"), the Issuer issued one of its Shares in exchange for each outstanding share of Common Stock of Jaguar. The Issuer also issued one Ordinary Share Warrant (each a "Warrant" and collectively, the "Warrants") in exchange for each Common Stock Warrant of Jaguar. The Shares and the Warrants have the same terms as the Jaguar Common Stock and Jaguar Common Stock Warrants, respectively, for which they were exchanged. The Merger is described in the Definitive Proxy Statement filed by Jaguar on March 24, 2008 and the Form S-1 filed by the Issuer on April 18, 2008.

     As a result of the Merger, the shares of Jaguar Common Stock and the Jaguar Common Stock Warrants beneficially owned by the Reporting Persons were effectively converted into Shares and Warrants, respectively.

     The funds for the acquisitions of the Jaguar Common Stock and Jaguar Common Stock Warrants that were effectively converted into the Shares and the Warrants, respectively, came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion. No borrowed funds were used to purchase these Shares and Warrants, other than any borrowed funds used for working capital purposes in the ordinary course of business. The total cost attributable to these Shares and Warrants acquired by the Funds is $5,244,798.15.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares and the Warrants held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares and the Warrants were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 1,787,003 Shares or 20.15% of the Shares of the Issuer, (ii) JLF1 may be deemed to be the beneficial owner of 756,107 Shares or 9.17% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 973,575 Shares or 11.63% of the Issuer, based upon the 7,783,347 Shares outstanding as of April 16, 2008, according to the Form S-1 filed by the Issuer on April 18, 2008, as increased by the applicable number of Warrants that can be exercised by the relevant Reporting Person.

     Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 1,787,003 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 756,107 Shares to which this filing relates, and JLFOS has the shared power to vote or direct the vote of 973,575 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

     Each of Mr. Feinberg and JLFAM has the shared power to dispose of or direct the disposition of 1,787,003 Shares to which this filing relates, while JLF1 has the shared power to dispose of or direct the disposition of 756,107 Shares to which this filing relates, and JLFOS has the shared power to dispose of or direct the disposition of 973,575 Shares to which this filing relates. No Reporting Person has the sole power to dispose of or direct the disposition of any of the Shares to which this filing relates.

     Transactions in the Shares and the Warrants within the last 60 days are listed in Exhibit B to this Schedule 13D.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares. The Reporting Persons own 1,083,500 Warrants. Each Warrant is immediately exercisable at an exercise price of $5.00. The Warrants will expire at 5:00 p.m., New York City time on April 4, 2010. The warrant agreement, which is provided in Exhibit No. 4.5 to the Form S-1 filed by Jaguar on August 3, 2005, is incorporated by reference in the Form S-1 filed by the Issuer on April 18, 2008.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.
         Exhibit B - Transactions in the Shares and the Warrants within the last 60 days.
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 1, 2008
-----------------------
(Date)

                                         /s/ Jeffrey L. Feinberg*
                                         --------------------------
                                         Jeffrey L. Feinberg

                                         JLF Asset Management, L.L.C.*

                                         By: /s/ Jeffrey L. Feinberg
                                             ------------------------
                                         Name: Jeffrey L. Feinberg
                                         Title: Managing Member

                                         JLF Partners I, L.P.

                                         By: /s/ Jeffrey L. Feinberg
                                             ------------------------
                                         Name: Jeffrey L. Feinberg
                                         Title: Managing Member of JLF Asset
                                         Management, L.L.C., its management
                                         company

                                         JLF Offshore Fund, Ltd.

                                         By: /s/ Jeffrey L. Feinberg
                                             ------------------------
                                         Name: Jeffrey L. Feinberg
                                         Title: Managing Member of JLF Asset
                                         Management, L.L.C., its investment
                                         manager


* These Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT

     The undersigned agree that this Schedule 13D dated May 1, 2008 relating to the Ordinary Shares of China Cablecom Holdings, Ltd. shall be filed on behalf of the undersigned.

                                         /s/ Jeffrey L. Feinberg
                                         ------------------------
                                         Jeffrey L. Feinberg

                                         JLF Asset Management, L.L.C.

                                         By: /s/ Jeffrey L. Feinberg
                                             ------------------------
                                         Name: Jeffrey L. Feinberg
                                         Title: Managing Member

                                         JLF Partners I, L.P.

                                         By: /s/ Jeffrey L. Feinberg
                                             ------------------------
                                         Name: Jeffrey L. Feinberg
                                         Title: Managing Member of JLF Asset
                                         Management, L.L.C., its management
                                         company

                                         JLF Offshore Fund, Ltd.

                                         By: /s/ Jeffrey L. Feinberg
                                             ------------------------
                                         Name: Jeffrey L. Feinberg
                                         Title: Managing Member of JLF Asset
                                         Management, L.L.C., its investment
                                         manager



May 1, 2008

                                    EXHIBIT B
                                    ---------

       TRANSACTIONS IN THE SHARES AND THE WARRANTS WITHIN THE LAST 60 DAYS

                              JLF Partners I, L.P.
                              --------------------

                           Transactions in Shares

Date                           Number of Shares                        Price
                               Purchased/(Sold)

4/9/2008                       296,723                                 (2)

                           Transactions in Warrants

Date                           Number of Warrants                      Price
                               Purchased/(Sold)

4/9/2008                       459,384                                 (3)


                           JLF Partners II, L.P.
                           ---------------------

                           Transactions in Shares

Date                           Number of Shares                        Price
                               Purchased/(Sold)

4/9/2008                       22,709                                  (2)

                           Transactions in Warrants

Date                           Number of Warrants                      Price
                               Purchased/(Sold)

4/9/2008                       34,612                                  (3)


                           JLF Offshore Fund, Ltd.
                           -----------------------

                           Transactions in Shares

Date                           Number of Shares                        Price
                               Purchased/(Sold)

4/9/2008                       384,071                                 (2)

                           Transactions in Warrants

Date                           Number of Warrants                      Price
                               Purchased/(Sold)

4/9/2008                       589,504                                 (3)


(2) Pursuant to the Merger, 703,503 shares of Jaguar Common Stock held by the Funds were effectively converted into 703,503 Shares. This includes the conversion of 296,723 shares of Jaguar Common Stock held by JLF Partners I, L.P., 22,709 shares of Jaguar Common Stock held by JLF Partners II, L.P., and 384,071 shares of Jaguar Common Stock held by JLF Offshore Fund, Ltd.

(3) Pursuant to the Merger, 1,083,500 Jaguar Common Stock Warrants held by the Funds were effectively converted into1,083,500 Warrants. This includes the conversion of 459,384 Jaguar of Jaguar Common Stock Warrants held by JLF Partners I, L.P., 34,612 Jaguar Common Stock Warrants held by JLF Partners II, L.P., and 589,504 Jaguar Common Stock Warrants held by JLF Offshore Fund, Ltd.




SK 02717 0006 878944